UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. )*

Under the Securities Exchange Act of 1934

Leap Wireless International, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

521863308

(CUSIP Number)

Patrick H. Daugherty, Esq.
Highland Capital Management, L.P.
Two Galleria Tower
13455 Noel Road, Suite 1300
Dallas, Texas 75240
(972) 628-4100

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

August 16, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 521863308			Page 2 of 18

1.	Name of Reporting Person: Columbia Floating Rate Advantage Fund		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 76,137

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 76,137

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,041,981

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.1%

14.	Type of Reporting Person (See Instructions): IV

CUSIP No. 521863308			Page 3 of 18

1.	Name of Reporting Person: Columbia Floating Rate Limited Liability Company		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 76,137

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 76,137

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,041,981

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.1%

14.	Type of Reporting Person (See Instructions): IV

CUSIP No. 521863308			Page 4 of 18

1.	Name of Reporting Person: Highland Crusader Offshore Partners, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,309,787

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 2,309,787

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,041,981

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.1%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 521863308			Page 5 of 18

1.	Name of Reporting Person: Highland Loan Funding V, Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 190,342

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 190,342

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,041,981

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.1%

14.	Type of Reporting Person (See Instructions): 00

CUSIP No. 521863308			Page 6 of 18

1.	Name of Reporting Person: Highland Legacy, Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 194,148

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 194,148

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,041,981

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.1%

14.	Type of Reporting Person (See Instructions): 00

CUSIP No. 521863308			Page 7 of 18

1.	Name of Reporting Person: ML CBO IV (Cayman), Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 761,366

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 761,366

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,041,981

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.1%

14.	Type of Reporting Person (See Instructions): 00

CUSIP No. 521863308			Page 8 of 18

1.	Name of Reporting Person: PAM Capital Funding, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 280,942

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 280,942

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,041,981

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.1%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 521863308			Page 9 of 18

1.	Name of Reporting Person: Restoration Funding CLO, Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 162,624

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 162,624

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,041,981

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.1%

14.	Type of Reporting Person (See Instructions): 00

CUSIP No. 521863308			Page 10 of 18

1.	Name of Reporting Person: Highland Capital Management, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 6,041,981

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 6,041,981

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,041,981

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.1%

14.	Type of Reporting Person (See Instructions): IA/PN

CUSIP No. 521863308			Page 11 of 18

1.	Name of Reporting Person: Strand Advisors, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 6,041,981

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 6,041,981

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,041,981

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.1%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 521863308			Page 12 of 18

1.	Name of Reporting Person: James D. Dondero		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 6,041,981

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 6,041,981

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,041,981

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.1%

14.	Type of Reporting Person (See Instructions): IN

Item 1. Security and Issuer.

     This Schedule 13D relates to the common stock, par value $0.0001 per share (“Common Stock”), of Leap Wireless International, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 10307 Pacific Center Court, San Diego, California 92121.

Item 2. Identity and Background.

     (a) The names of the persons filing this Schedule 13D are Columbia Floating Rate Advantage Fund, a Massachusetts business trust and a closed end mutual fund registered under the Investment Company Act of 1940 (“Columbia Advantage”), Columbia Floating Rate Limited Liability Company, a Delaware limited liability company and a close end mutual fund registered under the Investment Company Act of 1940 (“Columbia LLC”), Highland Crusader Offshore Partners, L.P., a Bermuda limited partnership (“Crusader”), Highland Loan Funding V, Ltd., a Cayman Islands exempted company (“HLF”), Highland Legacy, Limited, a Cayman Islands limited partnership (“Legacy”), ML CBO IV (Cayman), Ltd., a Cayman Islands exempted company (“ML CBO”), PAM Capital Funding, L.P., a Cayman Islands limited partnership (“PAM Capital”), Restoration Funding CLO, Ltd., a Cayman Islands exempted company (“Restoration”), Highland Capital Management, L.P., a Delaware limited partnership (“HCMLP”), Strand Advisors, Inc., a Delaware corporation (“Strand”), and James D. Dondero, a United States citizen. Columbia Advantage, Columbia LLC, Crusader, HLF, Legacy, ML CBO, PAM Capital, Restoration, HCMLP, Strand and Mr. Dondero are collectively referred to herein as the “Reporting Persons.”

     (b) The principal business address of Columbia Advantage, Columbia LLC, Crusader, HCMLP, Strand and Mr. Dondero is Two Galleria Tower, 13455 Noel Road, Suite 1300, Dallas, Texas 75240. The principal business address of HLF, Legacy, ML CBO, PAM Capital and Restoration is P.O. Box 1093 GT, Queensgate House, South Church Street, George Town, Grand Cayman, Cayman Islands.

     (c) This Schedule 13D is filed on behalf of Columbia Advantage, Columbia LLC, Crusader, HLF, Legacy, ML CBO, PAM Capital, Restoration, HCMLP, Strand and Mr. Dondero. HCMLP is the investment manager for Columbia Advantage and Columbia LLC and the general partner of Crusader. Pursuant to certain management agreements, HCMLP serves as the collateral manager for HLF, Legacy, ML CBO, PAM Capital and Restoration and, therefore, exercises voting and dispositive power with respect to the shares of Common Stock held by HLF, Legacy, ML CBO, PAM Capital and Restoration. Strand is the general partner of HCMLP. Mr. Dondero is the President and a director of Strand. The directors and executive officers of Strand are identified on Appendix I hereto.

     The principal business of Columbia Advantage, Columbia LLC, Crusader, HLF, Legacy, ML CBO, PAM Capital and Restoration is purchasing, selling and holding securities for investment purposes. The principal business of HCMLP, a registered investment advisor, is acting as investment advisor to various entities, including Columbia Advantage, Columbia LLC and Crusader, and collateral manager to various entities, including HLF, Legacy, ML CBO, PAM Capital and Restoration. The principal business of Strand is serving as the general partner of HCMLP. The principal business of Mr. Dondero is serving as the President and a director of Strand. The principal business of each director and executive officer of Strand is set forth on Appendix I hereto.

     (d) and (e) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

     (f) HCMLP, Strand and Columbia LLC were organized under the laws of the State of Delaware. Columbia Advantage was organized under the laws of the State of Massachusetts. Crusader was organized under the laws of Bermuda. HLF, Legacy, ML CBO, PAM Capital and Restoration were organized under the laws of the Cayman Islands. Mr. Dondero is a citizen of the United States. The citizenship of each director and executive officer of Strand is set forth on Appendix I hereto.

Item 3. Source and Amount of Funds or Other Consideration.

     The Reporting Persons acquired senior secured vendor debt claims (“Claims”) of Cricket Communications, Inc., a wholly-owned subsidiary of the Issuer (“Cricket”), using working capital. On April 13, 2003, the Issuer, Cricket and substantially all of their subsidiaries filed voluntary petitions with the United States Bankruptcy Court for the Southern District of California to reorganize their respective capital structures under Chapter 11 of the United States Bankruptcy Code. On October 22, 2003, the United States Bankruptcy Court for the Southern District of California entered an order approving the Issuer’s Fifth Amended Joint Plan of Reorganization, dated July 30, 2003, with certain technical amendments thereto (as amended, the “Plan”). The terms of the Plan provided that the holders of the Claims would receive, on a pro rata basis, (i) 96.5% of the issued and outstanding shares of Common Stock and (ii) $350.0 million aggregate principal amount of Cricket’s senior secured pay-in-kind notes due 2011 (the “Senior Notes”) upon the Issuer’s emergence from bankruptcy proceedings. On August 16, 2004, the effective date of the Plan, the Issuer, Cricket and substantially all of their subsidiaries emerged from bankruptcy proceedings under Chapter 11 of the United States Bankruptcy Code, and the Reporting Persons received an aggregate of 6,041,981 shares of Common Stock and approximately $36.5 million aggregate principal amount of Senior Notes.

Item 4. Purpose of Transaction.

     The Reporting Persons acquired the securities reported herein for investment purposes. None of the Reporting Persons, or to the knowledge of the Reporting Persons any of the persons identified on Appendix I hereto, currently has any plans or proposals that relate to or would result in the occurrence of any transaction or event described in Items 4(a) — (j) of Schedule 13D. Notwithstanding the foregoing, Mr. Dondero was appointed as a member of the Board of Directors of the Issuer in connection with the Issuer’s emergence from bankruptcy proceedings. In his capacity as a director of the Issuer, Mr. Dondero may from time to time develop and/or discuss plans or proposals that relate to or would result in the occurrence of any transaction or event described in Items 4(a) — (j) of Schedule 13D.

     Depending upon a variety of factors, including, without limitation, current and anticipated future trading prices of the Common Stock, future changes to the composition of the Board of Directors of the Issuer, the financial condition, results of operations and prospects of the Issuer and general economic, financial and industry conditions, the Reporting Persons may from time to time acquire additional shares of Common Stock or sell all or part of their shares of Common Stock, in open market or privately negotiated transactions or otherwise. Any such transactions in the Common Stock may be effected by the Reporting Persons at any time without prior notice. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies or other factors, the Reporting Persons may formulate other purposes, plans or proposals regarding the Issuer or the Common Stock. The foregoing is subject to change at any time, and there can be no assurances that any of the Reporting Persons will or will not take any of the actions described above.

Item 5. Interest in Securities of the Issuer.

     (a) The Reporting Persons may be deemed to beneficially own an aggregate of 6,041,981 shares of Common Stock, representing approximately 10.1% of the outstanding shares of Common Stock (based upon 60,000,000 shares of Common Stock outstanding as of August 16, 2004, according to information contained in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 20, 2004).

     (b)

	Sole	Shared	Sole	Shared
	Voting	Voting	Dispositive	Dispositive
	Power	Power	Power	Power
Columbia Floating Rate Advantage Fund	76,137	0	76,137	0
Columbia Floating Rate Limited Liability Company	76,137	0	76,137	0
Highland Crusader Offshore Partners, L.P.	2,309,787	0	2,309,787	0
Highland Loan Funding V, Ltd.	190,342	0	190,342	0
Highland Legacy, Limited	194,148	0	194,148	0
ML CBO IV (Cayman), Ltd.	761,366	0	761,366	0
PAM Capital Funding, L.P.	280,942	0	280,942	0
Restoration Funding CLO, Ltd.	162,624	0	162,624	0
Highland Capital Management, L.P. (1) (2)	6,041,981	0	6,041,981	0
Strand Advisors, Inc. (2)	6,041,981	0	6,041,981	0
James Dondero (2)	6,041,981	0	6,041,981	0

(1)	Includes (i) 951,750 shares of Common Stock held directly by HCMLP and (ii) 1,038,748 shares of Common Stock held in accounts for which HCMLP has investment discretion.

(2)	Because of the relationships described herein, HCMLP, Strand and Mr. Dondero may be deemed to be the indirect beneficial owners of the shares of Common Stock held by Columbia Advantage, Columbia LLC, Crusader, HLF, Legacy, ML CBO, PAM Capital and Restoration. HCMLP, Strand and Mr. Dondero expressly disclaim beneficial ownership of the shares of Common Stock held by such entities, except to the extent of their pecuniary interest therein.

     (c) Except as otherwise described herein, no transactions in the Common Stock have been effected by the Reporting Persons during the past sixty days.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except as described herein, none of the Reporting Persons, or to the knowledge of the Reporting Persons any of the persons identified on Appendix I hereto, is a party to any contract, arrangement, understanding or relationship with any other person relating to any securities of the Issuer.

     In connection with the Issuer’s emergence from bankruptcy proceedings, the Issuer, HCMLP and certain other parties entered into a Registration Rights Agreement, dated August 16, 2004 (the “Registration Rights Agreement”). Under the terms of the Registration Rights Agreement, the Issuer granted demand registration rights to HCMLP and agreed to prepare and file, within 30 days following the issuance by the Issuer’s independent public accountants of their audit report concerning the Issuer’s “fresh-start” financial statements, a resale shelf registration statement relating to the shares of Common Stock acquired by HCMLP pursuant to the Plan. The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement attached hereto as Exhibit 2.

     Under the terms of the Plan, the Reporting Persons acquired an aggregate of approximately $36.5 million principal amount of Senior Notes. Under the terms of the Indenture, dated August 16, 2004, relating to the Senior Notes, the Issuer, Cricket and Wells Fargo Bank, as trustee, may not take certain actions with respect to the Senior Notes without the consent of the holders of a majority in principal amount of the Senior Notes.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of August 24, 2004, entered into by and among Columbia Advantage, Columbia LLC, Crusader, HLF, Legacy, ML CBO, PAM Capital, Restoration, HCMLP, Strand and Mr. Dondero.

Exhibit 2	Registration Rights Agreement, dated August 16, 2004, by and among the Issuer, HCMLP and the other parties thereto (Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 20, 2004 and incorporated herein by reference).

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: August 24, 2004

COLUMBIA FLOATING RATE ADVANTAGE FUND
By:	Highland Capital Management, L.P., its investment manager
By:	Strand Advisors, Inc., its general partner

By:	/s/ James Dondero
	Name:	James Dondero
	Title:	President

COLUMBIA FLOATING RATE LIMITED LIABILITY COMPANY
By:	Highland Capital Management, L.P., its investment manager
By:	Strand Advisors, Inc., its general partner

By:	/s/ James Dondero
	Name:	James Dondero
	Title:	President

HIGHLAND CRUSADER OFFSHORE PARTNERS, L.P.
By:	Highland Capital Management, L.P., its general partner
By:	Strand Advisors, Inc., its general partner

By:	/s/ James Dondero
	Name:	James Dondero
	Title:	President

HIGHLAND LOAN FUNDING V, LTD.
By:	Highland Capital Management, L.P., its collateral manager
By:	Strand Advisors, Inc., its general partner

By:	/s/ James Dondero
	Name:	James Dondero
	Title:	President

HIGHLAND LEGACY, LIMITED
By:	Highland Capital Management, L.P., its collateral manager
By:	Strand Advisors, Inc., its general partner

By:	/s/ James Dondero
	Name:	James Dondero
	Title:	President

ML CBO IV (CAYMAN), LTD.
By:	Highland Capital Management, L.P., its collateral manager
By:	Strand Advisors, Inc., its general partner

By:	/s/ James Dondero
	Name:	James Dondero
	Title:	President

PAM CAPITAL FUNDING, L.P.
By:	Highland Capital Management, L.P., its collateral manager
By:	Strand Advisors, Inc., its general partner

By:	/s/ James Dondero
	Name:	James Dondero
	Title:	President

RESTORATION FUNDING CLO, LTD.
By:	Highland Capital Management, L.P., its collateral manager
By:	Strand Advisors, Inc., its general partner

By:	/s/ James Dondero
	Name:	James Dondero
	Title:	President

HIGHLAND CAPITAL MANAGEMENT, L.P.
By:	Strand Advisors, Inc., its general partner

By:	/s/ James Dondero
	Name:	James Dondero
	Title:	President

STRAND ADVISORS, INC.
By:	/s/ James Dondero
James Dondero President

/s/ James Dondero
James Dondero

APPENDIX I

     The name of each director and executive officer of Strand is set forth below. The business address of each person listed below is Two Galleria Tower, 13455 Noel Road, Suite 1300, Dallas, Texas 75240. Each person identified below is a citizen of the United States of America. The present principal occupation or employment of each of the listed persons is set forth below. During the past five years, none of the individuals listed below has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

Present Principal Occupation or Employment
Name	and Business Address (if applicable)
Strand Advisors, Inc.
James Dondero, Director	President
Mark Okada	Executive Vice President
Raymond J. Daugherty	Vice President
Todd A. Travers	Secretary
J. Kevin Ciavarra	Asst. Secretary
Chad Schramek	Treasurer

EXHIBITS

Exhibit 1	Joint Filing Agreement, dated as of August 24, 2004, entered into by and among Columbia Advantage, Columbia LLC, Crusader, HLF, Legacy, ML CBO, PAM Capital, Restoration, HCMLP, Strand and Mr. Dondero.

Exhibit 2	Registration Rights Agreement, dated August 16, 2004, by and among the Issuer, HCMLP and the other parties thereto (Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 20, 2004 and incorporated herein by reference).